UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                           HIGH POINT FINANCIAL CORP.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   429711 10 4
          ------------------------------------------------------------
                                 (CUSIP Number)

                                Stepen R. Tilton
                              211 Bellevue Avenue
                           Upper Montclair, NJ 07043
                                 (973) 233-1600
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                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)

                                October 20, 1998
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of [ss][ss]240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


                       (continued on following pages)

                            (page 1 of 4 pages)

CUSIP No. 429711 10 4               SCHEDULE 13D               Page 2 of 4 Pages
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1     Name of Reporting Person
      I.R.S. Identification No. of Above Person

      Stephen R. Tilton
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds (See Instructions)

      Personal Assets
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      United States
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                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power


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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      191,800
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.06%
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14    Type of Reporting Person*

      IN
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(1)   The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages
                                  SCHEDULE 13D

Item 1. Security and Issuer

        Common Stock, no par value

        High Point Financial Corp.
        Branchville Square
        Branchville, New Jersey 07826

Item 2. Identity and Background

        (a) Stephen R. Tilton
        (b) 288 Upper Mountain Ave.
            Upper Montclair, N.J. 07043
        (c) Tilton Securities, LLC
            Chairman
            211 Bellevue Ave.
            Upper Montclair, N.J. 07043
        (d) No
        (e) No
        (f) United States

Item 3. Source and Amount of Funds or Other Consideration

        Personal Assets
        $1,916,033.40

Item 4. I consider this a strong community bank and potentially desire to seek a board seat. In addition, provided there are favorable market conditions, I intend to purchase additional shares and will file the appropriate 13d amendments as required.

Item 5. Aggregate Shares of High Point Financial Corp. Common Stock:
        191,800 shares for a 5.06% interest based upon outstanding shares of
          3,786,480

        Stephen R. Tilton: 190,900 shares owned outright
        Kenneth B. Tilton: 900 shares held in custodial account controlled by Stephen R. Tilton

        (a) Kenneth B. Tilton
        (b) 288 Upper Mountain Ave.
            Upper Montclair, NJ 07043
        (c) student
        (d) No
        (e) No
        (f) United States

                                                               Page 4 of 4 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 1998                  HIGH POINT FINANCIAL CORP.


                                 By: /s/ STEPHEN R. TILTON
                                    ------------------------------
                                    Name: Stephen R. Tilton